Exhibit (a)(24)

BALDOR PROFIT SHARING AND SAVINGS PLAN

– EXTENSION OF ABB OFFER –

As previously announced, ABB, acting through its subsidiary Brock Acquisition Corporation, initiated an offer to purchase all of the outstanding shares of Baldor common stock for $63.50 per share in cash.  The purpose of this notice is to notify you that the offer has been extended. The extension of the offer does not affect shares that have already been tendered; they are still tendered.

TENDERING SHARES IN THE PLAN

Due to the extension of the offer, the deadline for tendering shares in the Plan is now:

 3:00 PM, Eastern Standard Time, Tuesday, January 18, 2011.

Procedure for tendering shares held in the Plan

If you wish to tender Baldor Shares held in the Plan, you must call Merrill Lynch at 1-800-228-4015 and speak with a Participant Services Representative.  You will need your Plan ID and password to access your account.  If you do not have those, Merrill will need to verify your information. Representatives will be available during business days from 8:00 a.m. to 7:00 p.m., Eastern Standard Time.

Shares that have already been tendered

Any direction you provide will apply only to Baldor Shares in your account at the time you provide the direction. Therefore, if Shares are added to your account after you have tendered shares, you will need to call Merrill again to tender those additional shares.

Requesting Plan transactions

Whether or not you choose to tender your shares, you can still make investment transfers, loans, withdrawals, etc.  It is important to note that your Baldor Shares will be frozen from the date they are tendered to the date the money actually goes into your account. Therefore, if you request an investment transfer, loan, withdrawal, etc., your tendered Baldor Shares will not be included in that transaction.  To include them in the transaction, you will need to withdraw the tender of the shares you wish to include in the transaction.

Changing your decision

You may change your election to tender your shares by calling Merrill at 1-800-228-4015 on or before January 18, 2011, 3:00 p.m. Eastern Standard Time, unless the Offer is extended, in which case the deadline for changing your direction will be on the business day prior to the expiration of the Offer, as extended. The last timely direction Merrill receives from you will control and be followed by Merrill.

Investing in the Baldor Stock Fund

You can continue to contribute to, make loan payments, and transfer funds into the Baldor Stock fund.  You can also transfer out of the fund any shares that you have not tendered. Transactions will be processed as normal and will be subject to market prices and brokerage fees, as applicable.  Should you decide to tender your shares, you may wish to review your current investment elections for contributions into the Plan.

January 11, 2011